                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


1.    Name and Address of Reporting Person

        ARCH HILL CAPITAL N.V.
________________________________________________________________________________

        PARKWEG 2
________________________________________________________________________________
                                    (Street)

        2585 JJ'S --GRAVENHAGE

________________________________________________________________________________
2.    Issuer Name and Ticker or Trading Symbol

        LITHIUM TECHNOLOGY CORPORATION (LITH)
________________________________________________________________________________
3.    IRS or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.    Statement for Month/Year

        MAY, 2002
________________________________________________________________________________
5.    If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.    Relationship of Reporting Person to Issuer
      (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________

                                      ========================================================== ===================================
                                                                                                       Acquired, Disposed of,
                                                  Table I -- Non-Derivative Securities                 or Beneficially Owned
                                      ========================================================== ===================================
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                    2.              Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                  Transaction     (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                   Date            ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                         (Month/Day/Year)  Code    V                   (D)             and 4)         (Instr.4) (Instr. 4)
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

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

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                    10.
                                                                                                        9.          Owner-
                                                                                                         Number     ship
                                                                                                         of         Form
                   2.                                                                                    Deriv-     of
                   Conver-                    5.                             7.                          ative      Deriv-   11.
                   sion                       Number of                      Title and Amount            Secur-     ative    Nature
                   or                         Derivative    6.               of Underlying      8.       ities      Secur-   of
                   Exer-             4.       Securities    Date             Securities         Price    Bene-      ity:     In-
                   cise     3.       Trans-   Acquired (A)  Exercisable and  (Instr. 3 and 4)   of       ficially   Direct   direct
                   Price    Trans-   action   or Disposed   Expiration Date  ----------------   Deriv-   Owned      (D) or   Bene-
1.                 of       action   Code     of (D)        (Month/Day/Year)          Amount    ative    at End     In-      ficial
Title of           Deriv-   Date     (Instr.  (Instr. 3,    ----------------          or        Secur-   of         direct   Owner-
Derivative         ative    (Month/  8)       4, and 5)     Date    Expira-           Number    ity      Month      (I)      ship
Security           Secur-   Day/     ------   ------------  Exer-   tion              of        (Instr.  (Instr.    (Instr.  (Instr.
(Instr. 3)         ity      Year)    Code V    (A)   (D)    cisable Date     Title    Shares    5)       4)         4)       4)
----------------------------------------------------------------------------------------------- ------------------------------------

Convertible                                                                  COMMON
Note               $.08     5/15/02  A    V   (1)           5/15/02 (3)      STOCK    3,156,775 $0
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Convertible                                                                  COMMON
Note               $.08     5/31/02  A    V   (2)           5/31/02 (3)      STOCK    4,250,000 $0
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                                                                                                         59,922,087 D
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

Explanation of Responses:

(1)   $252,542 OF CONVERTIBLE NOTES

(2)   $340,000 OF CONVERTIBLE NOTES

(3) THE CONVERTIBLE NOTES ARE REPAYABLE UPON THE ISSUANCE OF THE FOLLOWING AMOUNTS OF NEW NOTES BY LITHIUM TECHNOLOGY CORPORATION IN ANY NEW FINANCING ("NEW NOTES"): UPON THE ISSUANCE OF $6,000,000 PRINCIPAL AMOUNT OF NEW NOTES - ONE-THIRD OF THE OUTSTANDING NOTES ARE REPAYABLE; UPON THE ISSUANCE OF $7,000,000 PRINCIPAL AMOUNT OF NEW NOTES - TWO-THIRDS OF THE OUTSTANDING NOTES ARE REPAYABLE; UPON THE ISSUANCE OF $8,000,000 PRINCIPAL AMOUNT OF NEW NOTES - ALL OF THE NOTES ARE REPAYABLE. Notwithstanding the foregoing, in the event there is no Closing of a Financing by October 31, 2002, all Outstanding Amounts shall be due and owing on October 31, 2002.


/s/ H. H. Van Andel, Executive Director                          6/7/02
---------------------------------------------            -----------------------
      Signature of Reporting Person                               Date


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